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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 29606

SHARPE RESOURCES CORPORATION. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 4009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation(Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date: December 9, 2005

* Print the name and title of the signing officer under his signature.

SHARPE RESOURCES CORPORATION

360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6

________________________________________________________________________

PRESS RELEASE

December 8, 2005--Sharpe Resources Corporation [NEX – “SHO.H”] (the “Company”) is pleased to announce that it has obtained final TSX Venture Exchange approval of the intended private placement of 8,796,200 units of the Company at $0.05 per unit announced by news release dated November 11, 2005. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at $0.10 per share. The intended private placement is scheduled to close on December 29, 2005.

The subscribers under the intended private placement are directors of the Company. Accordingly the subscribers and the Company are related parties. The private placement is exempt from the valuation and minority shareholder approval requirements under Ontario Securities Commission Rule 61-501 sections 5.5(2) and 5.7(2) as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction exceeds 25% of the Company’s market capitalization.

The purpose and net effect of the private placement is to raise $439,810 of working capital for the Company.

The board of directors of the Company met to discuss the private placement There was no materially contrary view or disagreement and the transaction was unanimously approved.

For more information, please contact:

Roland Larsen, President

Tel: (804) 580-8107

The NEX does not accept responsibility for the adequacy or accuracy of this release.